

ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number
Ross Miller	20070806087-78
Ross Miller	Filing Date and Time
Secretary of State	11/26/2007 8:27 AM
State of Nevada	Entity Number
	E0829342007-2

Articles of Incorporation

(PURSUANT TO NRS 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	Keyser Resources Inc.	
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	Eastbiz.com, Inc. Name	
	5348 Vegas Drive (MANDATORY) Physical Street Address	Las Vegas City — Nevada 89108 Zip Code
	(OPTIONAL) Mailing Address	City — State Zip Code
3. Shares: (number of shares corporation is authorized to issue)	Number of shares with par value: 75,000,000 Par value per share: $ .001	Number of shares without par value:
4. Names & Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than 3 directors/trustees)	1. Maurice Bidaux Name	
	5348 Vegas Drive Street Address	Las Vegas City — NV 89108 State Zip Code
	2. Name	
	Street Address	City — State Zip Code
	3. Name	
	Street Address	City — State Zip Code
5. Purpose: (optional - see instructions)	The purpose of this Corporation shall be:	
6. Name, Address and Signature of Incorporator: (attach additional page if more than 1 incorporator)	Sherry Williams-Lamb Name X  Signature	
	5348 Vegas Drive Address	Las Vegas City — NV 89108 State Zip Code
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. X  Authorized Signature of R. A. or On Behalf of R. A. Company	11/20/07 Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State Form 78 Articles 2007
Revised on 01/01/07



SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **KEYSER RESOURCES INC.**, did on November 26, 2007, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on December 6, 2007.

ROSS MILLER
Secretary of State

By

Certification Clerk

